UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Clearwire Corporation
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

18538Q105
(CUSIP Number)

Mr. Jonathan Fiorello Mount Kellett Capital Management LP 623 Fifth Avenue, 18th Floor New York, NY 10022 (212) 588-6100
with a copy to each of:
Robert G. Minion, Esq. Lowenstein Sandler PC 1251 Avenue of the Americas, 17th Floor New York, NY 10020 (646) 414-6930	Stuart D. Freedman, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, NY 10022 (212) 756-2407

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 1, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.		18538Q105
	1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Mount Kellett Capital Management LP

	2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)
(b)

	3.	SEC Use Only

	4.	Source of Funds (See Instructions): WC

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

	6.	Citizenship or Place of Organization: State of Delaware

Number of	7.	Sole Voting Power:	53,188,166*
Shares Beneficially	8.	Shared Voting Power:	0
Owned by
Each Reporting	9.	Sole Dispositive Power:	53,188,166*
Person With	10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	53,188,166*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11):	7.7%*

14.	Type of Reporting Person (See Instructions): IA

*As of November 1, 2012 (the “Filing Date”), certain funds and accounts (collectively, the “Funds”) affiliated with Mount Kellett Capital Management LP, a Delaware limited partnership (the “Reporting Person”), hold 53,188,166 shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Shares”), of Clearwire Corporation, a Delaware corporation (the “Company”). The Reporting Person, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Funds. Based on the Company’s Quarterly Report for the quarterly period ending September 30, 2012, filed on Form 10-Q with the U.S. Securities and Exchange Commission, as of October 23, 2012, there were 691,233,800 Class A Common Shares issued and outstanding. Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Person is deemed to beneficially own 7.7% of the Class A Common Shares issued and outstanding as of the Filing Date.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Class A Common Stock, par value $0.0001 per share (the “Class A Common Shares”), of Clearwire Corporation, a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 1475 120th Avenue Northeast, Bellevue, Washington 98005.

Item 2.	Identity and Background.

This statement is being filed by Mount Kellett Capital Management LP (the “Reporting Person”), a Delaware limited partnership, whose principal executive offices are located at 623 Fifth Avenue, 18th Floor, New York, New York 10022. The Reporting Person is a multi-strategy private investment firm focused on global value, special situations and opportunistic investing. The Reporting Person, through one or more intermediate entities, provides investment advisory and other services to its affiliated funds and accounts (collectively, the “Funds”). The Reporting Person possesses the sole power to vote and the sole power to direct the disposition of all securities held by the Funds. Mark McGoldrick serves as the Chief Investment Officer of the Reporting Person and, in such capacity, exercises voting control and dispositive control over all securities which may be deemed to be beneficially owned by the Reporting Person, including those held by the Funds.

Neither the Reporting Person, Mr. McGoldrick nor any other senior executives employed by the Reporting Person, have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which they were or are now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the funds used in making the purchases of the Class A Common Shares described in this Schedule 13D came from the assets of the Funds. The aggregate amount of funds used to make the purchases of the Class A Common Shares described in this Schedule 13D was $116,358,724.

Item 4.	Purpose of Transaction.

The Reporting Person, on behalf of the Funds, acquired and continues to hold the Class A Common Shares reported in this Schedule 13D for investment purposes and in pursuit of its investment objectives. The Reporting Person continuously evaluates, among many other things, the Company’s business, results of operations, financial condition, capitalization, management and corporate governance, as well as general economic conditions, the securities markets in general, and the markets for the Class A Common Shares in particular, and the Reporting Person continuously evaluates its investment in the Class A Common Shares and other investment opportunities available to it.

On November 1, 2012, the Reporting Person, on behalf of the Funds, (i) delivered a letter to the Company’s board of directors (the “Stockholder Letter”) and (ii) issued a press release regarding the Stockholder Letter (the “Press Release”). A copy of each of the Stockholder Letter and the Press Release is attached to this Schedule 13D as Exhibit 7.1 and Exhibit 7.2, respectively.

The Stockholder Letter, among other things, expresses the Reporting Person’s concern regarding (a) Sprint Nextel Corporation’s (“Sprint”) agreement to obtain control of the Company by the acquisition of Class A Common Shares and other equity interests in the Company from Eagle River Holdings, LLC and Sprint’s resulting right to designate a majority of the members of the Company’s board of directors, none of which designees are required to be independent, and (b) the estimated funding gap of over $1 billion related to the Company’s build-out program that may occur at approximately the same time that the standstill agreement applicable to Sprint expires.

The Stockholder Letter also reminds the members of the Company’s board of directors that their fiduciary duty to all of the Company’s stockholders require that the Company diligently seek and consider all available financing options so that the Company (x) has adequate cash resources to complete its build-out program and (y) is not vulnerable to an acquisition by Sprint at a distressed valuation because of the lack of a financing alternative. Additionally, the Reporting Person sets forth its belief that the Company can obtain adequate financial resources to complete the Company’s build-out program by selling the Company’s excess spectrum capacity. The Reporting Person further believes that the Company’s board of directors should immediately cause the Company to retain an investment banker to sell the Company’s excess spectrum capacity to the highest bidder or bidders.

In addition, the Stockholder Letter sets forth the Reporting Person’s request that because of Sprint’s anticipated control of the Company, the Company require that any material transaction between the Company and Sprint be subject to the approval of a majority in interest of the Company’s stockholders who are unaffiliated with Sprint.

Depending upon the Reporting Person’s continued evaluation of the Company, the Reporting Person may, among other things, (i) acquire additional securities of the Company and/or dispose of some or all of the Class A Common Shares that the Funds currently hold, (ii) engage in active discussions with the Company’s management and members of the Company’s board of directors with respect to actions that might be taken by the Company to enhance stockholder value for all of the Company’s stockholders, (iii) communicate with other stockholders of the Company regarding the management, operation, financing and corporate governance of the Company and/or (iv) take such other actions as the Reporting Person may determine from time to time. Any such actions will depend upon a variety of factors that the Reporting Person may deem material or relevant from time to time.

Except as set forth above, the Reporting Person has no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

The descriptions of the Stockholder Letter and the Press Release set forth above are qualified in their entirety by reference to the copy of the Stockholder Letter and the Press Release that are attached to this Schedule 13D as exhibits pursuant to Item 7 hereof.

Item 5.	Interest in Securities of the Issuer.

As of November 1, 2012 (the “Filing Date”), the Funds hold 53,188,166 Class A Common Shares. The Reporting Person, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Funds. Based on the Company’s Quarterly Report for the quarterly period ending September 30, 2012, filed on Form 10-Q with the U.S. Securities and Exchange Commission, as of October 23, 2012, there were 691,233,800 Class A Common Shares issued and outstanding. Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Person is deemed to beneficially own 7.7% of the Class A Common Shares issued and outstanding as of the Filing Date.

On September 21, 2012 and October 11, 2012, the Reporting Person, on behalf of one or more of the Funds, purchased, by ordinary open-market transactions, 1,190,000 and 6,556,654 Class A Common Shares, respectively. The per share purchase price for the September 21, 2012 transaction was $1.50. The weighted-average per share purchase price for the transactions occurring on October 11, 2012 was $1.98 and such transactions occurred in the range of $1.92 and $2.07. If so requested by the U.S. Securities and Exchange Commission staff, the Reporting Person undertakes to provide the staff with full information regarding the number of Class A Common Shares purchased and the separate price of such purchases.

Other than the purchases set forth above, there were no transactions in the Class A Common Shares (or securities convertible into, exercisable for or exchangeable for Class A Common Shares) by the Reporting Person or any other person or entity controlled by Reporting Person, or any person or entity for which the Reporting Person possesses voting or investment control, during the period commencing sixty (60) days prior to November 1, 2012, the date of the event which required the filing of this Schedule 13D, and ending on the Filing Date.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between the Reporting Person, or any other person or entity controlled by Reporting Person, or any person or entity for which the Reporting Person possesses voting or investment control, and any other person or entity.

Item 7.	Material to be Filed as Exhibits.

7.1         Stockholder Letter, dated November 1, 2012, from the Reporting Person, on behalf of the Funds, to the Company’s board of directors.

7.2         Press Release, dated November 1, 2012, from the Reporting Person, on behalf of the Funds.

[signature follows on the next page]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 1, 2012

MOUNT KELLETT CAPITAL MANAGEMENT LP

By:	Mount Kellett Capital Management GP LLC,
its general partner

	By:	/s/ Jonathan Fiorello
Jonathan Fiorello
Chief Operating Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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